Ramaco Resources, Inc.

250 West Main Street, Suite 210

Lexington, Kentucky 40507

December 12, 2016

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.

Draft Registration Statement on Form S-1

Submitted October 28, 2016

File 0001687187

Ladies and Gentlemen:

Set forth below are the responses of Ramaco Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2016, with respect to Draft Registration Statement on Form S-1, File No. 0001687187, submitted to the Commission on October 28, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Draft Submission No. 2 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered three copies of this letter, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Draft Registration Statement on Form S-1 unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company is providing the Staff copies of the requested written communications supplementally pursuant to Rule 418(b) under the Securities Act of 1933 (the “Securities Act”) and Rule 12b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Securities and Exchange Commission

December 12, 2016

Summary

Overview, page 1

2.	We note your statement regarding recent increases in U.S. coking coal prices. Please expand your description of the Metallurgical Coal Industry to provide further information regarding such increases in domestic prices. Please include such disclosure in the summary section in a manner no less prominent than the present global coking coal pricing disclosure. In this regard, we note that your marketing strategy is focused on U.S. sales.

RESPONSE: We have revised the Registration Statement to expand the description of the Metallurgical Coal Industry to provide further information regarding increases in domestic prices. Please see pages 4 and 72 of Amendment No. 1.

3.	Please disclose the projected decline in US coking coal exports, discussed on page 101, in your summary.

RESPONSE: We have revised the Registration Statement to disclose the projected decline in U.S. coking coal exports in the summary section. Please see page 4 of Amendment No. 1.

Corporate Reorganization, page 7

4.	Please clarify when the corporate reorganization events on page 8 will occur relative to the offering. We note your statement that they will occur in connection with the offering.

RESPONSE: We have determined not to utilize the “Up-C” structure and have revised the Registration Statement accordingly. We have revised the Registration Statement to clarify that the corporate reorganization will occur simultaneously with the closing of the offering. Please see page 10 of Amendment No. 1.

5.	Please revise your disclosure regarding the Reorganization Transactions to clearly explain the tax benefits that are associated with the organizational structure. Your revisions should explain the reasons for the “Up-C” structure. Please also consider adding risk factor disclosure related to the increased compliance costs of the multilayered structure of an Up-C.

RESPONSE: We have determined not to utilize the “Up-C” structure and have revised the Registration Statement accordingly.

6.	Please revise to summarize the payments to be made under the tax receivable agreement. Please also disclose the range of the future payouts that you expect to pay under the agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts. Please discuss the potential liability to the company if it fails to make such payouts. Revise your liquidity discussion on page 65 to discuss the negative effects of these payouts.

Securities and Exchange Commission

December 12, 2016

RESPONSE: We have determined not to utilize the “Up-C” structure and no longer intend to enter into a tax receivable agreement. We have revised the Registration Statement accordingly.

7.	Please provide an additional organizational chart that outlines the corporate structure pre-reorganization and IPO.

RESPONSE: We have revised the Registration Statement to include an additional organizational chart that outlines the corporate structure pre-reorganization and IPO. Please see pages 11 and 123 of Amendment No. 1.

8.	You state Ramaco Resources, Inc. will be the sole managing member of Ramaco Development, LLC and will be responsible for all operational, management and administrative decisions relating to Ramaco Development’s business. For an entity not to be a VIE, the equity holders have to demonstrate power through the ability to vote an equity investment at risk. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest, the entity is a VIE. Please tell us the consolidation model you are applying in accordance with ASC 810-10-15. If you determined Ramaco Development, LLC is a VIE, please explain how you determined Ramaco Resources, Inc. has the characteristics of a controlling financial interest per ASC 810-10-25-38A and provide the basis for consolidation and other VIE disclosures discussed in ASC 810-10-50. Alternatively, tell us how you concluded Ramaco Development, LLC was not a VIE pursuant to ASC 810¬10-15-14(b).

RESPONSE: We have determined not to utilize the “Up-C” structure and have revised the Registration Statement accordingly.

Tax Receivable Agreement, page 9

9.	You state that you will enter into a tax receivable agreement with RD Unit Holders and certain other Existing Owners at the closing of the offering. Please provide the following:

•	Since you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

•	Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations.

Securities and Exchange Commission

December 12, 2016

RESPONSE: We have determined not to utilize the “Up-C” structure and no longer intend to enter into a tax receivable agreement. We have revised the Registration Statement accordingly.

Organization Structure Following this Offering, page 10

10.	Please revise the information in your organization structure diagram to identify the economic and voting interests of each of the entities identified.

RESPONSE: We have determined not to utilize the “Up-C” structure and have revised the Registration Statement accordingly.

11.	In the diagram of your corporate structure, you present Operating Subsidiaries below Ramaco Development, LLC. Please revise to present each significant operating subsidiary separately.

RESPONSE: We have revised the diagram of the Company’s corporate structure to present each significant operating subsidiary separately. Please see pages 11 and 123 of Amendment No. 1.

The Offering

Exchange Rights of RD Unit Holdings, page 14

12.	You disclose under the Ramaco Development Agreement, each RD Unit Holder will, subject to certain limitations, have the right to cause Ramaco Development to acquire all or a portion of its RD Units for shares of Class A common stock at an exchange ratio of one share of Class A common stock for each RD Unit exchanged. Alternatively, upon the exercise of the Exchange Right, Ramaco Inc. will have the right, pursuant to the Call Right, to acquire each tendered RD Unit directly from the exchanging RD Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. Please tell us how you plan to account for this Exchange Right in your financial statements and calculation of earnings per share. Please also explain how you will reflect the Exchange Right in the pro forma financial information.

RESPONSE: We have determined not to utilize the “Up-C” structure and have revised the Registration Statement accordingly.

Summary Historical Financial Data, page 16

13.	We note you have included a place holder for pro forma earnings per share in your Summary Historical Financial Data on page 16 and your Selected Historical Financial Data on page 60. Please provide sufficient information in a footnote or elsewhere in this disclosure to describe the pro forma adjustments as a result of the reorganization and transaction.

Securities and Exchange Commission

December 12, 2016

RESPONSE: Pro forma earnings per share has been removed from Selected Historical Financial Data. We have made pro forma disclosure of financial information (including pro forma earnings per share) in the historical financial statements included in the F-section of Amendment No. 1.

14.	We note your disclosure that in connection with this offering certain corporate reorganization transactions will occur. You have also disclosed other adjustments as a result of the offering that appear factually supportable and will have an ongoing impact, such as the repayment of the note payable to Ramaco, LLC in the principal amount of approximately $10.6 million. Please provide pro forma balance sheet and income statement information reflecting these adjustments or tell us how you determined this information is not necessary.

RESPONSE: We have revised the Registration Statement to include pro forma balance sheet and income statement information reflecting those adjustments. Please see the F section of Amendment No. 1.

Use of Proceeds, page 54

15.	Please set forth the interest rate and maturity of the note. See Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the interest rate and maturity of the note. Please see page 52 of Amendment No. 1.

16.	We note your statement that you intend to use the proceeds for general corporate purposes, including capital expenditures. You also state on page 66 that you intend to use proceeds to meet capital expenditures and operating plans. Please describe clearly the principal purposes for which the proceeds are to be used and the approximate amount to be used for each purpose.

RESPONSE: We have not yet determined the size of the offering. Therefore, we are unable to provide at this time further detail regarding the principal purposes for which the proceeds are to be used and the amount to be used for each purpose. We will revise the Registration Statement to clearly reflect the Staff’s request in a subsequent filing.

17.	We note the disclosure in the risk factor on page 41 that you retain broad discretion as to the allocation of the net proceeds from the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment to address in greater detail related contingencies and alternatives, including enumerating the factors that may result in an alternative use of the net proceeds of the offering, and disclosing with greater specificity what those alternative uses may be. Please see page 52 of Amendment No. 1.

Securities and Exchange Commission

December 12, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

18.	Please revise the overview to discuss in greater detail the trends, events and uncertainties that may impact your future operations.

RESPONSE: The Registration Statement has been revised to discuss the trends, events and uncertainties that may impact our future operations. Please see pages 60 to 61 of Amendment No. 1.

Factors Affecting Comparability of Future Results, page 63

Depreciation, Depletion and Amortization

19.	We note your disclosure that you will amortize costs of appraisal, mining and field development using the unit-of-production method based on total estimated proved coal reserves. Please clarify if you will also include probable reserves in your depletion base and revise your disclosure, if necessary. Also expand your critical accounting policies and estimates disclosure on page 66 to discuss the depletion base you plan to use and the critical estimates and judgments involved.

RESPONSE: We have revised the Registration Statement to clarify that amortization of these costs will be computed using the units-of-production method over proven and probable reserves. Please see page 62 of Amendment No. 1.

20.	You state costs of acquiring proved and unproved leasehold properties and associated asset retirement costs will be recovered through depletion using the unit-of-production method based on total estimated proven developed and undeveloped reserves. Please revise your disclosure to clearly state what is included in your depletion base in accordance with Industry Guide 7. In this regard, we note your disclosures on page 67 and F-11 state that the cost is amortized using the unit-of-production method over estimated recoverable reserves.

RESPONSE: We have revised the Registration Statement to clarify that depletion will be computed using the units-of-production method over proven and probable reserves. Please see page 62 and F-11 of Amendment No. 1.

Liquidity and Capital Resources, page 65

21.	We note your statements regarding the $149.2 million your will be required to expend to develop your current projects. We also note the amount of cash disclosed on your most recent balance sheet and your intent to use certain proceeds of this offering to repay the promissory note to Ramaco, LLC. Please disclose in greater detail how you plan to address the funds necessary to achieve your business plan. Refer to Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Securities and Exchange Commission

December 12, 2016

RESPONSE: We have revised the Registration Statement to disclose in greater detail how the Company plans to address the funds necessary to achieve its business plan. Please see pages 65 and 66 of Amendment No. 1.

22.	Please clarify your statements that you have a fully financed development portfolio, given your financial condition.

RESPONSE: We have revised the Registration Statement to clarify statements that we have a fully financed development portfolio. Please see pages 3, 9, 59, 71 and 79 of Amendment No. 1.

23.	Please revise your disclosure to include a discussion of changes in cash flows for all periods presented. Refer to Section IV of SEC Release 33-8350.

RESPONSE: We have revised the Registration Statement to to include a discussion of changes in cash flows for all periods presented. Please see pages 65 and 66 of Amendment No. 1.

Business, page 70

24.	We note your disclosure of mineral reserves. Please forward to our engineer as supplemental information and not as part of your filing, your technical report(s) or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

• Acreage breakdown by owned, leased or other.

• Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

• Drill-hole maps showing drill intercepts.

• Justifications for the drill hole spacing used at various classification levels.

• General cross-sections that indicate the relationship between coal seams, geology, and topography.

• A detailed description of your procedures for estimating reserves.

• The specific criteria used to estimate reserves.

• An indication of how many years are left in your longest-term mining plan for each reserve block.

Securities and Exchange Commission

December 12, 2016

• Site specific economic justification for the criteria you used to estimate reserves.

• Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

• Permits obtained and permits required prior to starting mining and processing operations.

• Third party reviews of your reserves that were developed within the last three years.

• Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

RESPONSE: The Company is providing this information to the Staff supplementally pursuant to Rule 418(b) under the Securities Act.

25.	We note the Elk Creek project reserves were estimated as of December 31, 2013. The disclosure under “Reserve Estimates” discusses the importance of accurate estimates of reserves upon your future performance. In this regard, you undertake to update estimates of reserves on an annual basis, taking into account numerous factors and assumptions, and changes in such factors and assumptions, as discussed in that section. Given the importance of accurate reserve estimates, please explain the basis for providing disclosure of reserve estimates determined almost three years ago.

RESPONSE: The reserve and resource estimate prepared by Cardno MM&A for Ramaco, LLC’s (RAMACO) Elk Creek Property are as of December 31, 2013. At the time of this filing, there have been no material changes to the Elk Creek reserves and resources. Since the Cardno MM&A study, there has been no coal mining activity, no additional exploration drilling, sampling or analysis, and no properties or coal leases were added or removed at the Elk Creek Property. In addition, metallurgical coal prices have significantly increased since the date of preparation on the Elk Creek reserve report and therefore we would expect that any estimates of our reserves as of a more current date would show an increase in our reserve tonnage at Elk Creek. As a result of no material changes to the Elk Creek Property, the reserves reported by Cardno MM&A are accurate estimates of the reserves in place. We note for the Staff that there were non-reserve coal tons that were identified in the Cardno MM&A reserve study that management has since, based on engineering, economic and geological data, determined to be proved and probable reserves. These reserves are now included in our reserves in Amendment No. 1 and are also included in our production forecast. Please see pages 7, 8, 60, 77 and 78.

Securities and Exchange Commission

December 12, 2016

26.	In an appropriate location of your filing discuss the exploration and development drilling that you have performed on each of your properties. In this regard we reference paragraph (b)(4)(i) of Industry Guide 7.

RESPONSE: We have revised the Registration Statement to discuss the exploration and development drilling that we have performed on each of our properties. Please see pages 72 to 77 of Amendment No. 1.

27.	In the footnotes to your reserve table please disclose the average coal price per ton that you use to assess you coking coal reserves. Please disclose the domestic and global benchmark price index from which the prices were obtained.

RESPONSE: We have revised the footnotes to our Summary Reserve Data table to disclose the range in coal sales price per ton that we use to asses our coking coal reserves. We have also disclosed the domestic and global benchmark price index from which the prices were obtained. Please see pages 7 and 77 of Amendment No. 1.

28.	We note your disclosure of a projected mine life for Knox Creek. Please revise to remove the projected mine life (years) for Knox Creek until you have established proven or probable reserves. See paragraph (b)(5)(3) of Industry Guide 7.

RESPONSE: We have revised the Registration Statement to remove the projected mine life (years) for Knox Creek. Please see pages 7 and 77 of Amendment No. 1.

29.	We note your disclosure on pages 5 and 74 of your prospectus that forecasted production amounts are based in part on the proven and probable coal reserves disclosed in this prospectus and in part on small amounts of additional coal deposits, which are not disclosed in this prospectus, that you control but do not meet the SEC’s standards as proven or probable reserves. Only proven and probable reserves and estimates thereof can be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove forecasted production amounts that are not proven or probable reserves. See paragraph (b)(5)(3) of Industry Guide 7.

RESPONSE: We have revised the Registration Statement to reflect that all forecasted production amounts are based on proven and probable coal reserves. The prior referenced small amounts of additional coal deposits at our Elk Creek project have been determined to be reserves based on the evaluation of such tonnage by management and have been reflected as such in Amendment No. 1. Please see pages 7 and 77.

In addition, we have provided additional detail in Amendment No. 1 with respect to proved and probable coal reserves that we intend to mine, but do not currently control, from certain mines at our Elk Creek project over the 10 year production forecast period. These reserves are included in our Elk Creek mine plan that Weir reviewed as part of its reasonableness review. Please see pages 8, 78 and 82.

Securities and Exchange Commission

December 12, 2016

Current Projects, page 70

30.	Please revise to include the acreage of each of your properties.

RESPONSE: We have revised the Registration Statement to include the acreage of each of our properties. Please see pages 72 through 77 of Amendment No. 1.

31.	Please revise to provide a brief description of all infrastructure including, but not limited to, the source of power and water and existing or historical mines.

RESPONSE: We have revised the Registration Statement to include a brief description of infrastructure for each of our properties. Please see pages 72 through 77 of Amendment No. 1.

Coal Preparation and Blending, page 81

32.	Please revise to disclose the distance from each of your proposed mines to the location of proposed processing.

RESPONSE: We have revised the Registration Statement to disclose the distance from each of our proposed mines to the location of proposed processing. Please see pages 72 through 77 of Amendment No. 1.

Industry, page 96

33.	Please provide us with a supplemental copy of the report prepared for you by Doyle Trading Consultants, cited in this section and elsewhere in your prospectus. Clearly mark the supporting statements in the supplemental materials.

RESPONSE: We have provided a supplemental copy of the report prepared by Doyle Trading Consultants and have highlighted the supporting statements in the supplemental materials.

The Metallurgical Coal Industry, page 96

34.	Please include disclosure regarding historical domestic metallurgical coal pricing in your discussion of the U.S. coking coal market overview and historical global coke consumption. We suggest including this information in a chart or table.

RESPONSE: We have revised the Registration Statement to include a table that, in a subsequent filing, will reflect historical domestic metallurgical coal pricing as of a more recent date. Please see page 88 of Amendment No. 1.

Securities and Exchange Commission

December 12, 2016

Management, page 102

35.	Please disclose the business experience of each of your executive officers and directors during the past five years. For example, it is unclear what Mark Clemens’ business experience was between June 2011 and January 2016. See Item 401(e) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to disclose the business experience of each of our executive officers and directors during the past five years. Please see pages 109 to 112 of Amendment No. 1.

36.	Please disclose how long each director has served as such, as required by Item 401(a) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to disclose how long each director has served as such. Please see pages 109 to 112 of Amendment No. 1.

Principal and Selling Stockholders, page 108

37.	Please state clearly the amount of securities to be offered for each security holder’s account. Refer to Item 507 of Regulation S-K. Please also revise the table to disclose the amount held by each beneficial owner before the offering and add disclosure that will reflect the amount and percentage of ownership after the offering assuming the overallotment is exercised, since the cover page reflects that overallotment will come from the selling shareholders. Lastly, please add to the beneficial ownership table all nominees, as required by Item 403(b).

RESPONSE: We have revised the selling stockholder table to disclose the amount held by each beneficial owner before the offering, as well as the amount and percentage of ownership after the offering assuming the underwriters’ option is exercised. Please see page 121 of Amendment No. 1.

We do not currently know the amount of securities to be offered for each security holder’s account and will revise the Registration Statement to add this information in a subsequent filing.

Certain Relationships and Related Party Transactions, page 113

38.	We note the disclosures regarding the leases and subleases. Please disclose the royalty rates. Please also clearly discuss all other payments, such as the referenced overriding royalty payment, annual payments, foregoing throughput payments and supplemental throughput payments. To the extent any payments have been made under these leases or subleases, clearly disclose.

RESPONSE: We have revised the Registration Statement to disclose the royalty rates and all other payments related to leases and subleases. Please see pages 125 to 128 of Amendment No. 1.

Securities and Exchange Commission

December 12, 2016

39.	We note the services agreement. Please disclose the amount that was paid or that is owed during the time period required by Item 404.

RESPONSE: We have revised the Registration Statement to disclose the amount that was paid or that is owed during the period required by Item 404 of Regulation S-K. Please see page 128 of Amendment No. 1.

40.	Please revise the discussion of the tax receivable agreement on page 118 to clarify the reference to “certain circumstances,” and “certain increases in tax basis.” Please also revise to provide the disclosure required by Item 404(a)(3) of Regulation S-K as it relates to the estimated potential payments.

RESPONSE: We have determined not to utilize the “Up-C” structure and no longer plan to adopt a tax receivable agreement. We have revised the Registration Statement accordingly.

Notes to Balance Sheet

1. Nature of Operations, page F-4

41.	Please disclose your fiscal year end.

RESPONSE: We have revised the Registration Statement to reflect the Company’s fiscal year end of December 31. Please see page F-4 of Amendment No. 1.

Ramaco Development, LLC

Notes to Consolidated Financial Statements, page F-10

42.	We note development activities were conducted by Ramaco, LLC through its subsidiaries, RAM Mining, LLC and Ramaco Resources, LLC, until August 2015 at which time Ramaco, LLC contributed the ownership interests in these subsidiaries to Ramaco Development, LLC. Based on your disclosure, it is unclear if Ramaco, LLC has other operating activities other than the development activities at RAM Mining, LLC and Ramaco Resources, LLC. We note you have provided carve-out financial statements for Ramaco, LLC. Please explain to us the assets and liabilities that were not contributed to Ramaco Development LLC and tell us why you believe full audited financial statements of Ramaco, LLC are not necessary.

RESPONSE: The Company’s predecessor financial statements are represented by the financial statements of discrete entities as opposed to carve-out financial statements of certain assets and liabilities of Ramaco, LLC. For all periods covered by the financial statements set forth in the Registration Statement, the Company’s operations, assets and liabilities resided in entities separate and distinct from Ramaco, LLC. For the period from January 1, 2014 until August 5, 2015, our historical operations were solely conducted within RAM Mining, LLC and Ramaco Resources, LLC. In August 2015, Ramaco, LLC contributed its ownership interests in RAM Mining, LLC and Ramaco Resources, LLC to Ramaco Development, LLC and then distributed its ownership interests in the Ramaco Development, LLC to its members on a pro rata basis in accordance with its members’ respective sharing ratios (the “Reorganization”). In connection with the Reorganization, no assets or liabilities of Ramaco, LLC were contributed to Ramaco Development, LLC other than its ownership interests in RAM Mining, LLC and Ramaco Resources, LLC and Ramaco, LLC retained no ownership interest in Ramaco Development, LLC. The Reorganization was accounted for as a reorganization of entities under common control and the assets and liabilities of Ramaco Development, LLC were recorded at RAM Mining, LLC’s and Ramaco Resources, LLC’s historical costs. The financial statements presented in the registration statement reflect a retrospective recast for all periods prior to the Reorganization to reflect the Reorganization as if the transfer of net assets occurred at the beginning of the period.

Securities and Exchange Commission

December 12, 2016

Ramaco, LLC has separate operating activities unrelated to Ramaco Development, LLC’s metallurgical coal development activities. Ramaco, LLC, was formed in 2011 by Yorktown, Atkins and Bauersachs to acquire geologically advantaged coal reserve properties and to advance those properties toward coal production through the delineation of reserves, exploration, mine planning, permitting and the development of access for mining. In this regard, Ramaco, LLC holds and is developing its Wyoming coal properties called the Brook Mine, in which we do not have an interest. Brook Mine is a thermal coal operation whereas our operations will consist principally of the commercial production of metallurgical coal. No assets, liabilities or operations of Ramaco, LLC are being transferred to Ramaco Development, LLC or the Company in connection with this offering.

We believe it is appropriate to provide full financial statements that reflects the historic assets, liabilities, revenues and expenses of the business of Ramaco Development, LLC as it is conducted through the two entities that were contributed in the Reorganization, as this financial presentation will provide investors with the most relevant information to evaluate Ramaco Development, LLC’s historical financial position and results of operations. The presentation of Ramaco, LLC’s audited financial statements would reflect its ongoing thermal coal operations and would provide no additional information to investors that would be material to an investment decision.

Note 2. Related Party Transactions, page F-13

43.	We note that you allocated certain shared operating expense based on a percentage of total development costs incurred for Ramaco, LLC’s different mining development activities. We also note that your administrative services agreement with Ramaco, LLC was deferred until October 5, 2016. Please revise to provide more comprehensive disclosure to explain your expense allocation methodologies and confirm to us that the financial statements reflect all of the costs of doing business, per SAB Topic 1.B.

RESPONSE: We have provided more comprehensive disclosure of the expense allocation methodologies in Note 2 on page F-13 of Amendment No. 1. We confirm that the financial statements reflect all costs of doing business per SAB Topic 1.B.

Ramaco Development, LLC

Notes to Unaudited Condensed Financial Statements, page F-23

Note 3. Asset Retirement Obligations (ARO), page F-24

44.	We note that you had no additional retirement obligations incurred during the six months ended June 30, 2016. However, we note you continued development activities for your mines and total amount capitalized increased from $16,008 to $18,249 during the period. Please explain why there was no increase in asset retirement obligations.

RESPONSE: For the period from January 1, 2016 through September 30, 2016, the Company capitalized approximately $2.7 million of mine development costs. These costs were incurred for development activities which commenced prior to January 1, 2016 and for which the asset retirement obligation as of December, 31, 2015 and September 30, 2016 related. There have been no new development activities requiring additional asset retirement obligations during this period.

Securities and Exchange Commission

December 12, 2016

The Company assumed $7.4 million of reclamation obligations in the Knox Creek acquisition completed on July 1, 2016 as disclosed in Notes 2 and 5 to the unaudited condensed consolidated financial statements as of September 30, 2016 included on pages F-26 and F-27 of Amendment No. 1.

Recent Sales of Unregistered Securities, page II-2

45.	Please address the shares that are being issued in the corporate reorganization in this section, as it appears they will have been issued before completion of this offering.

RESPONSE: We have revised the Registration Statement to address the shares that are being issued in the corporate reorganization. Please see page II-2 of Amendment No. 1.

Undertakings, page II-2

46.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Please see page II-3 of Amendment No. 1.

Exhibits

47.	Please file related party agreements as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We have filed the related party agreements as exhibits to the Registration Statement. Please see page II-6 of Amendment No. 1.

*    *    *    *    *

Securities and Exchange Commission

December 12, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790, respectively.

Very truly yours,

RAMACO RESOURCES, INC.

By:	/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Executive Chairman

Enclosures

cc:	Michael D. Bauersachs, Ramaco Resources, Inc.

Douglas E. McWilliams, Vinson & Elkins, LLP

Julian J. Seiguer, Vinson & Elkins, LLP